EXHIBIT 10.1

CUSTOMER LIST PURCHASE AGREEMENT

BY AND BETWEEN

RICHARD PENNER

as

"SELLER"

and

S&W SEED COMPANY

as

"BUYER"

CUSTOMER LIST PURCHASE AGREEMENT

THIS CUSTOMER LIST PURCHASE AGREEMENT ("Agreement") is entered into as of this 6th day of July, 2011 ("Effective Date") by and between RICHARD PENNER ("Seller") and S&W Seed Company, a Delaware corporation ("Buyer"). In consideration of the terms, covenants and conditions hereinafter set forth, the parties hereto agree as follows:

1.   Purchase and Sale of Customer List. Seller agrees to sell, convey, assign, deliver and transfer to Buyer, and Buyer agrees to purchase and acquire from Seller the Customer List ("the Asset").

2.   Buyer's Due Diligence. Seller has made available to Buyer (its counsel, accountants and other representatives) for Buyer's review and copying all information available to Seller regarding the Customer List and, without limitation, all disclosures requested by Buyer. Commencing on the Effective Date and continuing for a period satisfactory to Buyer but no longer than the day Buyer pays the purchase price or accepts possession of the Customer List (the "Due Diligence Period"). Buyer has the right to inspect and approve all other documents regarding or relating to the Customer List that Buyer reasonably desires to review.

3.   Assumption of Liabilities. Buyer will assume no liabilities, obligations, expenses or other commitments of Seller.

4.   Purchase Price and Payment of Purchase Price; Post-Closing Valuation and Allocation of Purchase Price. As full payment and consideration for the purchase of the Asset, Buyer agrees to pay Seller $165,000 in cash (the "Purchase Price"). As soon as reasonably practicable following the Closing (defined below), Buyer shall undertake a valuation of the Customer List and the non-competition agreement contained herein (see Section 8, below) and based thereon, shall provide Buyer with an allocation of the Purchase Price between the two aspects of this Agreement.

5.   Closing. The Closing shall occur on July 6, 2011 or at such later date as the parties may mutually agree, at which time the Purchase Price shall be delivered by Buyer to Seller, and Seller shall deliver the Customer List to Buyer.

6.   Confidentiality. The parties agree that the financial terms and conditions of this Agreement including, but not limited to, any and all information provided by Buyer to Seller are strictly confidential. Neither party will knowingly publicize or disclose or cause or knowingly permit or authorize the publicizing or disclosure of the financial terms and conditions of this Agreement for any reason, at any time, without the prior written consent of the other party, except as required by law in connection with Buyer's status as a reporting company regulated by the Securities and Exchange Commission. Notwithstanding the above, the parties may disclose information to their counsel, personal tax advisor or as may be required by law. The parties agree, to the extent not prohibited under law, to instruct those to whom disclosure is allowed under this Agreement that its terms are confidential and must not be further disclosed. Nothing in this Section 6 is intended to supersede the confidentiality agreements contained in that certain Mutual Nondisclosure Agreement between the parties entered into in June 2010 with respect to

disclosures of each party's business information, which Mutual Nondisclosure Agreement remains in full force and effect.

7.   Uniform Commercial Code Compliance. If necessary, Buyer agrees that he will publish notice to creditors as required by and in the form and manner and within the time provided in under California law and otherwise comply with Division 6 of the Uniform Commercial Code, of any bulk transfer contemplated by this Agreement if required under California law.

8.   Obligation Not to Solicit and Not to Compete.

(a)   Seller agrees not to solicit or otherwise seek to hire, cause, encourage, or attempt to encourage (i) any former or current sales agent or employee of Buyer or any successor thereto, or (ii) any current or former sales agent or employee of Seller to become a sales agent or employee of any other person or entity (other than the Buyer or an affiliate or successor thereof).

(b)   Seller will not knowingly contact, solicit the business of, or accept orders from, any customer for the purpose of moving such customer from Buyer or switching such customer to another provider of alfalfa seed products that competes with Buyer.

(c)   The obligations of Seller not to solicit as set forth in this Section shall continue for a period of five years from the Closing Date.

(d)   For five years following the Closing, Seller will not, directly or indirectly, whether alone or with any other person, (a) sell products comparable to the products Buyer provides to any of its customers, or that Seller reasonably should know is undertaking to become engaged in competition with Buyer or (b) own an interest in, operate, join, control, or participate as a partner, director, principal, officer, or agent of, enter into the employment of, or act as a consultant to, any entity whose business consists of selling products similar to those products sold by Seller.

(e)   Seller acknowledges that if Seller breaches or threatens to breach Seller's covenants and agreements in this Section 8, then Seller's actions may cause irreparable harm and damage to Buyer that could not be adequately compensated in damages. Accordingly, if Seller breaches or threatens to breach this Agreement, then Buyer will be entitled to injunctive relief in addition to any other rights or remedies of Buyer under this Agreement or otherwise.

(f)   If any restrictive covenant of this Section 8 is held by any court to be invalid, illegal or unenforceable, either in whole or in part, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of the remaining provisions or covenants of this Agreement, all of which will remain in full force and effect to the maximum extent allowed by law. Without limiting the foregoing, although the parties have, in good faith, used their best efforts to make the provisions of Section 8 reasonable in terms of geographic area, duration and scope of restricted activities in light of Buyer's business activities, and it is not anticipated, nor is it intended, by any party hereto that a court of competent jurisdiction would find it necessary to reform the provisions hereof to make them reasonable in terms of geographic area, duration or otherwise, the parties understand and agree that if a court of competent jurisdiction determines it necessary to reform the scope of Section 8 or any part thereof in order to make it binding and enforceable, such provision shall be considered divisible in all respects and such lesser scope as any such court shall determine to be reasonable shall be effective, binding and enforceable.

9.   Representation and Warranties of Buyer. Buyer warrants and represents to Seller:

(a)   that the within Agreement is a valid and binding obligation of Buyer, and that Buyer has the ability to enter into and consummate this agreement;

(b)   that Buyer shall, at Closing, have the funds necessary to consummate the transaction contemplated by this Agreement; and

(c)   Buyer acknowledges that if Buyer breaches or threatens to breach Buyer's covenants and agreements in this Section 9, then Buyer's actions may cause irreparable harm and damage to Seller that could not be adequately compensated in damages. Accordingly, if Buyer breaches or threatens to breach this Agreement, then Seller will be entitled to injunctive relief in addition to any other rights or remedies of Seller under this Agreement or otherwise.

10.   Representation and Warranties of Seller. Seller warrants and represents to Buyer:

(a)   Seller has full power and authority to execute and deliver this Agreement and to perform the obligations hereunder. This Agreement as delivered at the Closing, to which Seller is a signatory, will be duly authorized, executed and delivered by, and a valid and binding agreement of, Seller who is a signatory thereto, enforceable in accordance with their respective terms, and no further action, approvals or consents are necessary on the part of Seller, nor is it necessary for Seller to obtain any actions, approvals or consents from any third persons, governmental or other to make this Agreement valid and binding upon and enforceable against Seller in accordance with their respective terms, or to enable Seller to perform this Agreement and the transactions contemplated thereby.

(b)   The Customer List attached hereto is a full and complete list of the customers of Seller.

(c)   Seller has, and at the Closing will convey to Buyer, good and marketable title to the Customer List, free and clear of all liens, pledges, leases, charges, encumbrances, equities, claims, conditional sale contracts, security interests, or any other interests or imperfections of title of any nature whatsoever.

(d)   To the best of Seller's knowledge, Seller has not been and is not now in violation of any federal, state or local laws, regulations or orders or the laws of the countries comprising the Territory.

(e)   There are no claims, actions, suits, proceedings or investigations, judicial or administrative, pending, involving or, to the best knowledge of Seller, threatened against or affecting either Seller or the Customer List or that seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement or that might materially affect the right of Buyer to own the Customer List. Seller does not know of any basis for any such action, suit, proceeding or investigation.

(f)   Seller acknowledges that if Seller breaches or threatens to breach Seller's covenants and agreements in this Section 10, then Seller's actions may cause irreparable harm and damage to Buyer that could not be adequately compensated in damages. Accordingly, if Seller breaches or threatens to breach this Agreement, then Buyer will be entitled to injunctive relief in addition to any other rights or remedies of Buyer under this Agreement or otherwise.

11.   <u>Covenants of Seller Pending Closing</u>. Seller covenants and agrees that, from and after the execution and delivery of this Agreement and through the Closing Date:

(a)   All of the representations, warranties and covenants of Seller contained in the foregoing paragraphs hereof shall be true and correct, and shall not have been breached, on and as of the Closing. All of the representations, warranties and covenants contained in the foregoing paragraphs shall survive the Closing.

(b)   Seller will continue to carry on its business in the ordinary course diligently and substantially in the same manner as heretofore conducted. Seller will not take any action that would cause any of the representations and warranties made by Seller in this Agreement not to be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date. Seller will use commercially reasonable efforts to preserve Seller's business intact and to preserve Seller's relationships with employees, customers, clients, vendors, representatives, agents, creditors, subcontractors and suppliers and others having business relationships with Seller and/or Seller's alfalfa seed business in the Territory. The other, more specific provisions of this Section shall in no way limit the generality of this subsection.

(c)   Seller will not sell or otherwise transfer, or grant any security or other interest in, the Customer List to any other person or entity.

12.   <u>Representations, Warranties and Covenants True as of Closing Date</u>. All of the representations, warranties and covenants contained in paragraph 9 and 10 hereof shall be true and correct, and shall not have been breached, on and as of the closing date. All of the representations, warranties and covenants contained in paragraph 9 and 10 shall survive the closing.

13.   <u>Additional Condition to Buyer's Obligation to Close</u>: In addition to all other conditions and covenants governing Buyer's obligation to consummate the transaction contemplated hereby, Seller shall have entered into and delivered the Consulting Agreement, in substantially the form attached hereto as Exhibit A.

14.   <u>Attorneys, Brokers, Consultants</u>. The parties hereto warrant that no person or entity can properly claim a right to a commission, finder's fee, or other compensation based upon the acts of that party with respect to the purchase and sale contemplated herein and each party hereby agrees to mutually indemnify and hold the other harmless from any and all claims,

liabilities, costs, including attorney fees, expense and commissions, resulting from any claim for a commission, fee or other compensation by any party or entity based upon those acts.

15.   Indemnification.

(a)   Seller hereby indemnifies, defends and holds harmless Buyer and its representatives, stockholders, controlling persons and affiliates (the "Buyer Indemnified Parties") for, and will pay to the Buyer Indemnified Parties the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with: (i) any breach of any representation or warranty made by Seller in this Agreement or any certificate or document delivered by Seller pursuant to this Agreement; (ii) any breach by Seller of any covenant or obligation of Seller in this Agreement; (iii) any claim by any person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such person with Seller (or any Person acting on its behalf) in connection with any of the transactions contemplated by this Agreement; or (iv) the failure of Seller to assume, pay, perform and discharge Seller's liabilities.

(b)   Seller will indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer to the extent resulting from, arising out of, relating to, or caused by, any lawsuit or other legal proceeding to which Seller is now, or may hereafter become, a party provided such lawsuit or legal proceeding relates to the business prior to closing and is not related to an obligation assumed by Buyer under this Agreement.

(c)   If the consent of any person or entity to the assignment of any of the contract by Seller to Buyer as contemplated by this Agreement is required by the terms of such contract, and such consent has not been obtained by Seller and delivered to Buyer at or prior to the Closing, Seller will indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer to the extent resulting from, arising out of, relating to, or caused by the failure of Seller to obtain such consent prior to the Closing.

(d)   Buyer will indemnify Buyer and its representatives, stockholders, controlling persons and affiliates (the "Seller Indemnified Parties") from and against the entirety of any Damages incurred or suffered by the Seller Indemnified Parties arising out of (i) any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or any claim by any person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such person with Seller (or any person acting on its behalf) in connection with any of the transactions contemplated by this Agreement.

16.   Notices. Any notice or other communication between the parties hereto shall be in writing and shall be delivered personally or by United States mail and shall be deemed delivered upon receipt if sent by personal delivery, and three (3) business days after deposit if sent by United States mail certified return receipt requested. Such notices or communications shall be sent to the following addresses:

(a)   if to Buyer:

S&W Seed Company
25552 South Butte Avenue (Overnight or Hand Delivery)
P.O. Box 235 (Mail)
Five Points, CA 93624
Fax: (559) 884-2750
Attn: Mark S. Grewal, President and Chief Executive Officer

or at such other address or addresses as may have been furnished in writing by Buyer to Seller

and

(b)   if to Seller:

Richard Penner
477 Peace Portal Drive, 107-167
Blaine, WA 98230

or at such other address or addresses as may have been furnished in writing by Seller to Buyer.

17.   <u>Survivorship</u>. The representatives, covenants and obligations of the parties as set forth in this Agreement shall survive the closing of the title hereunder.

18.   <u>Binding Effect</u>. All of the terms, covenants and conditions herein contained shall be for and shall inure to the benefit of and shall bind the respective parties hereto and their successors and assigns, respectively.

19.   <u>Assignment to Corporation</u>. This Agreement may be assigned by Buyer to a corporation or partnership controlled by Buyer in place and instead of Buyer; however, Buyer shall not, upon such assignment, be relieved of performance hereunder and pursuant to the provisions hereof.

20.   <u>Governing Law</u>. The parties hereto expressly agree that this Agreement will be governed by, interpreted under, and construed and enforced exclusively in accordance with the laws of the State of California.

21.   <u>Arbitration</u>. Except for the provisions provided in Section 8(e) above, any controversy involving the construction or application of any of the terms, provisions or conditions of this Agreement shall, on the written request of either party served on the other, be submitted to binding arbitration with the American Arbitration Association without the right to a trial de novo, subject to the governing law of this Agreement. The cost of arbitration and reasonable attorney fees shall be borne by the losing party or in such proportions as the arbitrator shall decide. Said costs and fees shall be applicable to any trial or appellate court proceedings.

22.   <u>Entire Agreement</u>. This Agreement constitutes the entire Agreement between the parties pertaining to the subject matter herein and expressly supersedes all prior written and oral agreements and understanding between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended or modified unless so modified in writing by the parties.

23.   <u>Severability</u>. If any provision of this Agreement is, becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, such provision shall be deemed amended to conform to the applicable laws so as to be valid and enforceable, or, if it cannot be so amended without materially altering the intention of the parties hereto, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

24.   <u>Paragraph Headings</u>. The headings of the several paragraphs of this Agreement are inserted solely for convenience of reference and are not part of and are not intended to govern, limit or aid in the construction of any term or provision herein.

25.   <u>Counterparts.</u> This Agreement may be executed simultaneously in any number of counterparts and by facsimile, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

26.   <u>Waiver</u>. No waiver by a party of any breach of or default under this Agreement shall be deemed to be a waiver of any other breach or default of any kind or nature, whether or not such party knows of such breach or default at the time it or his accepts such payment or performance. No failure or delay on the part of a party to exercise any right it or he may have with respect to this Agreement shall prevent the exercise thereof by such party at any time such other party may continue to be so in default, and no such failure or delay shall operate as a waiver of any default. A failure by either party to insist upon strict compliance with any of the terms of this Agreement in any instance shall not be construed as a waiver of such terms in the future.

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IN WITNESS WHEREOF, the parties hereto have executed this Customer List Purchase Agreement dated and effective as of the date first set forth above.

"Buyer"
S&W SEED COMPANY
a Delaware corporation

By: /s/ Mark S. Grewal
       Mark S. Grewal
       President and Chief Executive Officer

"Seller"

     /s/ Richard Penner
Richard Penner

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